Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
($ in millions, except ratio)	June 30, 2017	June 30, 2016
Income before income taxes	$1,077	$670
Income related to equity method investees	(23)	(5)
	1,054	665
Add/(deduct):
Fixed charges	179	131
Interest capitalized	—	(1)
Distributed income of equity method investees	16	1
Earnings available for fixed charges	$1,249	$796
Fixed charges:
Interest expensed and capitalized (1)	$143	$105
Estimate of interest within rent expense	36	26
Total fixed charges	$179	$131
Ratio of earnings to fixed charges	7.0	6.1

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12